UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement

☐ Form C-U: Progress Update:

☐ Form C/A: Amendment to Offering Statement:

☐Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Chadsworth Drive Swim Club, Inc. (the "Company")

2. **Form:** Nonprofit corporation

3. **Jurisdiction of Incorporation/Organization:** South Carolina

4. **Date of organization:** April 22, 2022

5. **Physical address of issuer:** 18 Algonquin Trail, Greenville, SC 29607

6. **Website of issuer:** https://www.hollingsworthparkpool.com/

7. **Is there a co-issuer?** No

8. **Name of co-issuer:**

9. **Form:**

10. **Jurisdiction of Incorporation/Organization:**

11. **Date of organization:**

12. **Physical address:**

13. **Website:**

14. **Name of intermediary facilitating the offering:** Vicinity LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact**

amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Vicinity will receive commission equal to 4% of the total amount raised. The commission will be paid at the closing (and, if there are multiple closings, at each closing).

19. Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Vicinity will receive 2% of the total amount raised in the form of the securities (i.e., promissory notes) offered to the public in this offering.

20. **Type of security offered:** Promissory Note
21. **Target number of securities to be offered:** Promissory Notes valued up to $1,300,000
22. **Price (or method for determining price):** The amount of each Promissory Note will be determined by the investor and the Company.
23. **Target offering amount:** $1,300,000

24. **Oversubscriptions accepted:** ■ Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis
☐ First-come, first-served basis ■ Other - provide a description: TBD by issuer

26. **Maximum offering amount:** $1,500,000
27. **Deadline to reach the target offering amount:** November 30, 2022
28. **Current number of employees with issuer and co-issuer:** 0

29. **Financial Information:**

Issuer	2022 (Most recent fiscal year-end)	Prior fiscal year-end (the Company was formed in 2022 so there is not a prior fiscal year-end)
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	$2,479	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	$54	0
Net Income:	-$2,479	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000	$40	$960
Aggregate Minimum Offering Amount	$1,300,000	$52,000	$1,248,000
Aggregate Maximum Offering Amount	$1,500,000	$60,000	$1,440,000

(1) This excludes fees to the Company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

The Offering

Minimum amount of securities being offered	Promissory Notes equaling $1,300,000
Maximum amount of securities being offered	Promissory Notes equaling $1,500,000
Purchase price per Security	N/A
Minimum investment amount per investor	$1,000.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for funding construction and setup costs of the pool at Hollingsworth Park. Further details within.
Voting Rights	none

Overview of The Offering Terms

Terms of the offering are fully detailed in the investor agreement, with an overview included here:

Borrower: Chadsworth Drive Swim Club Inc., a nonprofit corporation

Amount: Up to $1,500,000

Investors: A syndicate of lenders participating via a Reg CF capital raise facilitated by Vicinity as the intermediary.

Purpose: The purpose of the funds is to fund the construction and development of The Pool at Hollingsworth Park, which include a pool, swim deck, and clubhouse/structures; furniture, fixtures and equipment; landscaping and fencing; security and lighting equipment; and associated fees and expenses, including architecture and structural engineering, permitting and fees, and deal fees and expenses (the "Project").

Term: The term of the promissory note is eight years.

Payment Terms (Principal and Interest): Each promissory note will include an interest-only construction period for the first year. During such period, there will be no principal payments. Following the first year, there will be principal payments made for the remaining 7 years on a 20-year amortization schedule with a balloon payment for the remaining principal due on the eighth anniversary of the promissory note. Interest and principal payments will be made on a semi-annual basis.

Interest Rate: 6.0% per annum.

Amortization Schedule: 20-year amortization schedule beginning after one-year interest-only construction period.

Prepayments: Each promissory note will be prepayable without penalty at any time during the term.

Security: Unsecured

Collateral: None

Investor Perks

To encourage participation in the Offering, the Company is providing specific perks as outlined in the following table:

Amount	Description
$1,000 +	Priority in purchasing membership to the pool (all investors at all levels)
$5,000 +	Name recognition in the Pool House, plus custom branded water bottles and beach towels
$10,000 +	Invitation to pre-opening investor pool party, Tier 4 name recognition in the Pool House, plus custom branded metal drink coolers, t-shirts, and beach towels
$25,000 +	Invitation to pre-opening investor pool party, Tier 3 name recognition in the Pool House, plus custom branded metal drink coolers, SPF long-sleeve sun shirts, and beach towels
$50,000 +	Invitation to pre-opening investor pool party, Tier 2 name recognition in the Pool House, plus custom pool bag (including branded gifts listed above)
$100,000 +	Invitation to pre-opening investor pool party, Top Tier name recognition in the Pool House, plus custom premium pool bag (including branded gifts listed above)

The Company is of the opinion that these perks do not alter the sales price or cost basis of this Offering. Instead, these perks are promotional and/or experiential in nature as a "thank you" to certain investors that help the Company achieve its mission.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the note purchase agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending until the maximum is reached.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the identified offering period. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive a promissory note in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no promissory notes will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that in no event will the offering period be less than 21 days.

Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Issuer plans to provide its annual report on a separate tab on its website within 120 days after the end of the fiscal year.

Assignment and Transfer Restrictions

The promissory notes may not be transferred by any investor without the consent of the Company. There are additional transfer restrictions under Regulation Crowdfunding during the first year.

Other Matters

Valuation of the Promissory Notes in the Future

The value of each promissory note is the present value of the future payments. In the event that the Company is unable to make the required interest or principal payments, the value of the promissory note will be impacted adversely, and the investor may lose some or all of the money invested.

No Ownership

By purchasing the promissory notes, investors will not become holders of ownership in the Company. They will not have the rights of minority investors, or any investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities, investors should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because the promissory notes are governed by the note purchase agreement and the terms of the promissory notes themselves, the Company cannot unilaterally take subsequent corporate actions to change material terms of the promissory notes. In addition, because the holders of promissory notes' rights are limited to those described in the note purchase agreement, they will have no ability to influence the policies or any other corporate matter of the Company, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the Company's repurchases of securities, a sale of the Company, or of assets of the Company or transactions with related parties. The Board of Directors of the Company may be able to take actions for which investors disagree.

Certain tax considerations

The Company intends to treat the promissory notes as debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the promissory notes based on their particular circumstances.

Company Information related to Crowdfunding

The Company has certified that all the following statements are true for the Company in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Reg Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. The Company has filed with the Securities and Exchange Commission ("SEC"), and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has no predecessors and (ii) has not violated any reporting requirements of Reg Crowdfunding.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of the date hereof, the Company has conducted the following transactions with related persons:

1. The Company shall receive a contribution of the land for the Project from the Crossmoor, LLC a company owned and managed by Christopher Babcock.
2. The Company borrowed $2,479 from Crossmoor, LLC via promissory note for certain initial expenses of the Company. The promissory note remains outstanding and will be repaid at the closing of this offering.

3. Christopher Babcock personally paid for accounting services to be reimbursed by the company in the amount of $5,250.

Conflicts of Interest

The Company is subject to a number of actual and potential conflicts of interest as set forth below:

- The Directors all have full time other business engagements. The other activities of the Directors may create conflicts of interest with the Company with respect to the time devoted to managing the Company. The Directors will devote such time to manage the Company as they, in their sole discretion, deem necessary.   Further, the Directors' judgment may be affected by additional conflicts of interest. The Directors will attempt to resolve all such conflicts in a manner that is fair to all interests.

- The Directors may cause the Company to enter into transactions with persons affiliated with the Company.

- Investors have not been represented by separate counsel, accountants, or other experts in connection with the formation of the Company or this offering. Counsel has relied upon certain information furnished to it by the Company, the Directors and their affiliates and has not investigated or verified the accuracy or completeness of such information. Certain of the attorneys and other professionals and experts who perform services for the Company and Directors also may perform services for its affiliates. There is no present plan to employ separate counsel or other advisers in the future.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
None	%

The Company does not have any owners and is governed entirely by a self-perpetuating board of directors.

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Christopher Babcock
Position: Director
Dates: April 22, 2022 to current
Full-time or Part-Time: Part-time

Principal occupation and employment responsibilities during at least the last three (3) years:

Babcock Investment Company, LLC, Greenville, SC
      Principal, full-time, 2015 to present

Chris has 24 years of experience in real estate development, entitlement, acquisitions, and dispositions. He is the Principal of Babcock Investment Company, a private family company now in its fourth generation. Under Chris's leadership, Babcock Investment Company has built/renovated and sold over 70,000 sf of retail and office, and acquired, entitled, developed and sold thousands of single-family lots in communities along the west coast of Florida and upstate South Carolina.

Name: Spencer Elliott
Position: Director
Dates: April 22, 2022 to current
Full-time or Part-Time: Part-time

Principal occupation and employment responsibilities during at least the last three (3) years:

SET Capital Partners, Greenville, SC
      Co-Founder and Manager, Sep 2017- present

SET Capital Partners ("SET") is a private entrepreneurial investment partnership in Greenville, SC. Since founding, SET has managed real estate development projects, and Spencer has managed those projects.

Education
Baylor University, Bachelor of Business Administration, Finance and Economics

Name: *Jade Poe*
Position: *Director*
Dates: *April 22, 2022 to current*
Full-time or Part-Time: *Part-time*

Principal occupation and employment responsibilities during at least the last three (3) years:

MediaRadar, Inc., Manhattan, NY
      Associate Director of Insights & Analytics, full-time, May 2022 - present
Milliken & Company, Spartanburg, SC
      Analytics Strategist, full-time, Oct 2020 - May 2022
      Strategy Analyst, full-time, Jan 2019 - Oct 2020

Education
Clemson University, MBA
Clemson University, Bachelor's Degree

Name: *Ashley Niles*
Position: *Director*
Dates: *April 22, 2022 to current*
Full-time or Part-Time: *Part-time*

Principal occupation and employment responsibilities during at least the last three (3) years:

Teacher, full-time, Pelham Road Elementary School

Education
University of South Carolina, Master's Degree in Early Childhood Education

Name: *Jimmy Giorgi*
Position: *Director*
Dates: *April 22, 2022 to current*
Full-time or Part-Time: *Part-time*

Principal occupation and employment responsibilities during at least the last three (3) years:

Rescom Construction Greenville & Spartanburg
      Co-Owner/COO, full-time, Nov 2019 - Present
      Project Manager, full-time, Nov 2011 - Nov 2019

Rescom Construction constructs commercial tenant upfits in the Greenville/Spartanburg area.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

There are currently no officers of the Company.

Capitalization
The Company has issued the following outstanding Securities:

Type of security	None. The Company does not have any owners and is governed by a self-perpetuating board of directors.
Amount outstanding	N/A
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities.	N/A

The Company has the following debt outstanding:

Type of debt	Unsecured Promissory Note
Name of creditor	Crossmoor LLC
Amount outstanding	$2,479
Interest rate	2.88%
Describe any collateral or security	None
Maturity date	The closing of this offering
Other material terms	None.

The Company has conducted the following prior Securities offerings in the past three years:

None. This is the first security offering of the Company.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship	Nature of interest in transaction	Amount of interest
Crossmoor, LLC	Owned and managed by a Director of the Company	Loan for startup expenses	$2,479
Christopher Babcock	Director of the Company	Reimbursable expense to cover accounting costs	$5,250
Crossmoor, LLC	Owned and managed by a Director of the Company	Planned contribution of the land necessary for the Project.	$0

Use of Proceeds

The following table lists the funds use of the Offering if the Min. and Max. amounts are raised.

Use of Proceeds	% of Min. Proceeds Raised	Amount if Minimum Raised	% of Max. Proceeds Raised	Amount if Maximum Raised
Construction & Contingency	81.5%	$1,059,271	83.4%	$1,251,271
Furniture, fixtures, and equipment	5.8%	$75,000	5.0%	$75,000
Landscaping, lighting, fencing	5.6%	$72,500	4.8%	$72,500
Professional Fees	2.5%	$33,500	2.2%	$33,500

Repayment of Related-party transactions	.6%	$7,729	.5%	$7,729
Intermediary Fees	4.0%	$52,000	4.0%	$60,000
Total	**100.00%**	**$1,300,000**	**100.00%**	**$1,500,000**

Business Plan Description

The Pool at Hollingsworth Park will operate as a not-for-profit private swim club with a paid memberships revenue model. Memberships provide access to the pool and its amenities. The Company intends to offer up to 350 family memberships.

Under management of its Board of Directors, the swim club plans to use revenue received from the payment of memberships in the swim club to support the operations and maintenance of the pool facilities, administer the swim club and pay financial returns to investors.

The Project is led by Hollingsworth Park resident Chris Babcock and a Board of Directors comprising neighborhood residents with professional experience in real estate development, construction, financing, marketing and business strategy as well as local swim team experience.

FINANCIAL INFORMATION

The audited financial statements of the Company are attached. There has not been any material changes to the financial operations of the Company since the date of the financial statements.

Operations

The Company was formed in April 2022. The Company does not have any revenues or cost of goods (other than the below described expenses).

Expenses of the issuer to date have included legal and professional of $7,729. The audited financials display balance sheet activities to date, including a related party loan in the amount of $2,479. The loan was needed to pay the legal and professional expenses.

The Company has no cash on hand.

Liquidity and Capital Resources

Targeted sources of capital total $1,300,000 and are estimated (subject to change) to be sourced through this Reg CF offering. The proceeds from this Offering are essential to the Company's development of the Project. The Company plans to use the proceeds as set forth in the above section titled "Use of Proceeds."

The maximum source of capital from this raise would be $1,500,000, which are estimated to allow for construction of an expanded pool (2 additional lanes) and additional contingency for the added complexities of expanding the amenity.

Trends and Uncertainties

Potential Investors should assess whether the Company will be able to execute the development of the Project during a time frame necessary to repay the promissory notes and whether the Company will need additional financing to accomplish its business plan.

RISK FACTORS

A crowdfunding investment involves substantial risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. An investment in the promissory notes involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this Form C before purchasing promissory notes. The risks discussed in this Form C can adversely affect our business, operating results, prospects, and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this Form C before you decide to purchase any of our promissory notes.

Limited Operating History. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Risks of Outdoor and Physical Activities. The Company plans to construct, setup and operate a pool, swim deck, clubhouse, and associated structures. Physical activity in these outdoor settings and in the setting of a pool includes the inherent risk of injury from accidents or other incidents that could occur while users are on the premises. Although precautions will be in place, it is possible that users could suffer injuries and the Company could incur liability. If the Company incurs significant liability from an injury or other incidents that are not covered by insurance, that could adversely affect the Company's profitability and performance, and thus the Company's ability to repay the promissory notes.

The Company's future growth depends on constructing and setting up a pool and associated structures that do not currently exist. The Company's ability to execute its business plan depends upon its ability to complete the construction and setup of a pool and associated structures that do not currently exist. Although the Company believes it will be able to complete this construction and setup at a reasonable price, there is no guarantee that this can be achieved. If the construction and setup can only be completed at a considerably higher cost than expected, the Company may need to incur additional debt and its ability to repay the promissory notes may be significantly impacted. Additionally, if the construction and setup is not able to be completed then the Company will not be able to repay the promissory notes.

Cost of Construction. The Company plans to construct a pool and the associated structures. The costs associated with the equipment and supplies necessary to complete this construction are variable, and if the costs are higher than anticipated, it could negatively impact the ability of the Company to implement its plans. If the Company is forced to spend more on development or unable to fully implement the plan due to costs, it could negatively impact the Company's ability to repay the promissory note.

There may be construction cost overruns and delays. The estimated costs are based on the Company's current estimates. The estimates are, in turn, based on certain assumptions, including, but not limited to, the assumption that this Offering is fully funded.

The plans and specifications for the construction and development are preliminary, final bids have not yet been received and the construction contracts have not been finally awarded. Until that time, the amount for construction is only our current best estimate of costs. Even assuming the estimate is correct for purposes of finalizing a construction contract, construction cost overruns may occur for a variety of reasons, including, but not limited to, the following:

- There may be delays in the consummation of this Offering.
- There may be delays in obtaining any necessary materials, labor, furniture, equipment, or inventory for the completion of the construction and development.
- Construction delays and cost overruns may also occur due to unanticipated environmental, soil, or other conditions impacting the property, labor disputes, supplies shortages, transportation difficulties, earthquakes, or other natural disasters or other events affecting the site or the region generally.

Key Personnel. The Project is highly dependent on the above director(s) to oversee ongoing operations. Their loss would adversely affect the Company and the Company might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the Company will proceed as planned in the event of the loss.

Competition. There are other private pools in the Greenville area that represent similar offerings and pricing to members. It is possible that other private pools could offer pricing or membership options that attract potential members and make it difficult for the Company to attract sufficient members. Because the Company's ability to repay the promissory notes is entirely dependent upon membership revenue, the failure to attract members will significantly impact the Company's ability to repay the promissory notes.

Local Market Conditions. The success of the Project relies on specific local markets and the existence of members locally that can afford membership. The performance of these markets will depend, in part, upon events and factors outside the control of the Company, including, without limitation, local market and economic conditions which may significantly affect customers' income. The risks that may further affect conditions in these geographic areas include (i) the local economic climate (which may be adversely affected by industry slowdowns, decreases in government spending, and other factors); (ii) downturns in the economy; or (iii) an adverse change in local governmental procedures.

Costs of Complying with Governmental Laws and Regulations. Real property and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to, among other things, environmental protection, human health and safety, and access by persons with disabilities. The Company could be subject to liability in the form of fines or damages for noncompliance with these laws and regulations, even if the Company did not cause the events(s) resulting in liability. The Company may also incur expense to obtain the licenses required for operation by government entities.

Environmental Laws. Environmental laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the acts causing the contamination were legal, whether the contamination was present prior to a purchaser's acquisition of a property, and whether an owner knew of such contamination. These laws and regulations, as well as any liabilities therefrom, could impact the Company's returns and thus its ability to repay the promissory notes.

Need for Additional Funding/Dilution. The Project does not expect to need additional capital in excess of the $1,500,000 maximum target being raised through this Regulation Crowdfunding offering. If, however, the Company is in need of additional funding, the Company will need to incur additional debt to execute its business plan. There is no guarantee that the additional debt will be subordinate or on similar terms to the promissory notes being offered in this offering. Nor can the Company guarantee that securities issued in exchange for such capital will not be sold on terms more favorable than those offered to its investors. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional financing, if needed, can be obtained by the Company.

The business plan is speculative. The Company's business plan is speculative and subject to numerous risks and uncertainties, including, but not limited to, the Company's ability to obtain members for the pool. There is no assurance the Company will be able to obtain sufficient membership to generate revenue to repay the promissory notes. Investors will be subject to substantial risks involved in an investment, including the risk of losing their entire investment.

Possible Loss of Entire Investment. An investment in the Company involves a high degree of risk. The promissory notes should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the Company is unsuccessful, the investor's entire investment in the Company may be lost and the Company may be faced with liquidation.

No ownership or control. Your investment is in the promissory notes offered by the Company and you will not own any equity or have any ownership in the Company directly. This means the investors will not have any input or control over the decisions of the Company.